Faith M. Wilson

PHONE:  206.359.3237

FAX:       206.359.4237

EMAIL:   fwilson@perkinscoie.com

August 18, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Poniard Pharmaceuticals, Inc. (formerly NeoRx Corporation)
Definitive Proxy Statement on Schedule 14A
Special Meeting of Shareholders to be held September 22, 2006
File No. 0-16614

Ladies and Gentlemen:

On behalf of Poniard Pharmaceuticals, Inc., we are transmitting the Definitive Proxy Statement on Schedule 14A, which is being filed electronically via the EDGAR system.  The definitive proxy statement is first being mailed to shareholders of the Company on August 18, 2006, accompanied by copies of the Company’s Form 10-Q for the quarter ended June 30, 2006 and Form 10-K for the year ended December 31, 2005.  Pursuant to Item 13(c) of Schedule 14A, we are filing with the definitive proxy statement a manually signed copy of the auditors’ report contained in the Company’s Form 10-K.  We note that the Company changed its name from NeoRx Corporation to Poniard Pharmaceuticals, Inc. effective in June 2006.

As requested by the Commission Staff, we hereby represent, on behalf of the Company, that the 1-for-6 reverse stock split to be voted on at the special meeting of shareholders to which the definitive proxy statement relates is not intended as, and will not have the effect of, a “going private” transaction under Rule 13e-3 of the Securities Exchange Act of 1934, as amended.

In the event there are any questions concerning the enclosed materials, please feel free to contact me at (206) 359-3237.

Sincerely,

PERKINS COIE, LLP
/s/ Faith M. Wilson

Enclosure

cc:                                 Poniard Pharmaceuticals, Inc.

[KPMG LLP LETTERHEAD]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
NeoRx Corporation:

We have audited the accompanying consolidated balance sheets of NeoRx Corporation and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2005.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NeoRx Corporation and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses, has had significant recurring negative cash flows from operations, and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in note 1.  The consolidated financial statements do not include any adjustments that might result from this uncertainty.

Seattle, Washington
February 28, 2006